UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20

Küçükyalı B Blok Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated June 24, 2026 announcing the redemption of the registrant's bond with ISIN code TRFTCEL62621.

Istanbul, June 24, 2026

Announcement Regarding the Redemption of the Bond with ISIN Code TRFTCEL62621

Within the scope of our Company's announcement dated March 27, 2026, the redemption and coupon payment of the financing bond with ISIN code TRFTCEL62621 with a nominal amount of TRY 530,000,000 a maturity of 89 days and an annual simple interest rate of 41.00% was made on June 24, 2026 (today).

Board Decision Date	: 25.03.2025

Related Issue Limit Info

Currency Unit	: TRY
Limit	: 10,000,000,000
Issue Limit Security Type	: Debt Securities
Sale Type	: Private Placement-Sale to Qualified Investor
Domestic / Oversea	: Domestic
Capital Market Board Approval Date	: 13.06.2025

Capital Market Instrument to be Issued Info

Type	: Bill
Maturity Date	: 24.06.2026
Maturity (Day)	: 89
Sale Type	: Sale To Qualified Investor
Intended Nominal Amount	: 500,000,000
The country where the issue takes place	: Türkiye
Title Of Intermediary Brokerage House	: ZİRAAT YATIRIM MENKUL DEĞERLER A.Ş.
Central Securities Depository	: Merkezi Kayıt Kuruluşu A.Ş.
Starting Date of Sale	: 26.03.2026
Ending Date of Sale	: 26.03.2026
Nominal Value of Capital Market Instrument Sold	: 530,000,000
Maturity Starting Date	: 27.03.2026
Issue Price	: 1
Interest Rate Type	: Fixed
Interest Rate - Yearly Simple (%)	: 41.00000
Interest Rate - Yearly Compound (%)	: 47.81284
Traded in the Stock Exchange	: Yes
Payment Type	: TL Payment
ISIN Code	: TRFTCEL62621
Coupon Number	: 1
Currency Unit	: TRY
Coupon Payment Frequency	: Single Coupon

Redemption Plan of Capital Market Instrument Sold

Coupon Number	Payment Date	Record Date*	Payment Date	Interest Rate - Periodic (%)	Payment Amount	Exchange Rate	Was The Payment Made?
1	24.06.2026	23.06.2026	24.06.2026	9.99726	52,985,478
Principal/Maturity Date Payment Amount	24.06.2026	23.06.2026	24.06.2026		530,000,000

* The date on which the beneficiaries are determined.

Issuer Rating Note

Rating Company	Rating Note	Rating Date	Is it Investment Grade?
JCR AVRASYA DERECELENDİRME A.Ş.	Long Term National Rating AAA (tr)	29.05.2025	Yes

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 24, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: June 24, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer